Exhibit 99.130

DeFi Technologies Responds to Misleading Short and Distort Report

TORONTO, June 19, 2024 /CNW/ - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance, was made aware of a “short and distort” type report published by CoinSnacks.com (the “Report”) in respect of the Company.

The Report lacks merit and contains numerous defamatory, selective, inaccurate, incomplete and misleading statements, speculation, and innuendo. Furthermore, the Company believes, for the reasons noted below, that the Report was possibly commissioned by short-sellers in a coordinated effort to depress the valuation of the common shares of the Company (the “Shares”) to cover short positions, a tactic that is common for short-sellers to deploy when a company is successful and the short-sellers find themselves on the wrong end of a short trade. Recently, the Securities Exchange Commission (the “SEC”) has shed light on this unscrupulous practice by short-sellers, as reflected in recent charges against short sellers known to employ such tactics (see https://www.sec.gov/enforce/ap-summary/ia-6622-s). The example provided is for illustrative purposes for the investing public to understand how these type of reports can be used for improper purposes and should not be construed as an accusation by the Company in the case of the Report against the fund recently charged by the SEC.

On June 10, 2024, the Company was approached unsolicited by a Canadian investment bank (the “Bank”) on a potential bought-deal offer of US$15 million (the “Offer”). The Company declined this Offer given its strong publicly disclosed treasury position:

●	on May 7, 2024, when the Company announced that it had paid down US$19.5 million in debt;

●	on May 15, 2024, when the Company announced its strong 2024 Q1 results, including positive operating revenues and operating net income, and that its DeFi Alpha trading unit had generated US$40 million;

●	on June 3, 2024, when the Company announced that DeFi Alpha had generated a further US$43.4 Million, for a total of US$83.4 million; and

●	on June 6, 2024, when the Company announced its normal course issuer bid as well as approximately US$51 million in cash in treasury along with 110 BTC.

The Company further found the Offer to be peculiar given that (a) the Bank had previously admitted in court filings in Canada it had a history of acting for short-sellers, (b) the Bank communicated to the Company that there was one hedge fund participating in the Offer which had never met the Company and (c) the Company has an extremely strong treasury, which the investing public and hedge fund was aware of. As a result, the Company contacted each of Canadian Investment Regulatory Organization (“CIRO”) on June 10, 2024 and June 13, 2024 and OTC Markets (“OTC”) on June 13, 2024 with respect to the Offer and the potential for market manipulation by short-sellers of the Shares, including the potential for a “short and distort” report being issued in order for the short-sellers to cover their short position which would result in losses to shareholders of the Company. The Company is amenable to work with and provide information to the relevant regulatory authorities. The company believes that short sellers who engage in unscrupulous activities should be prosecuted to defend fair and transparent financial markets for investors and market participants.

The Company believes that coordinated efforts of short-sellers and issuance of misleading reports on public companies constitute market manipulation as evidenced by the SEC’s recent orders. All shareholders of the Company are encouraged to review the Company’s public disclosure record on www.sedarplus.ca.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem. Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to statements regarding the development and listing of future ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of ETPs by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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SOURCE DeFi Technologies Inc.

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%SEDAR: 00007675E

For further information:

For further information, please contact: Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 08:54e 19-JUN-24